UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February 18, 2015

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.


Enclosures: Change to dividend policy and segmental reporting


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:       JSE: SOL      NYSE: SSL
Sasol Ordinary ISIN codes:        ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:    JSE: SOLBE1
Sasol BEE Ordinary ISIN code:     ZAE000151817
("Sasol" or "the Company" or "the Group")

CHANGE TO DIVIDEND POLICY AND SEGMENTAL REPORTING

In response to the current low oil price environment, an initiative to conserve cash over the next 30 months was announced by Sasol on 28 January 2015 ("Response Plan").

Sasol's Response Plan comprises 5 key components, namely:
*	capital portfolio phasing and reductions;
*	capital structuring;
*	working capital improvements;
*	margin enhancement; and
*	further cash cost reductions, supplementing the Group's
	target of at least R4 billion annual costs savings driven through the company-wide business performance enhancement programme, which was launched in 2013.

Looking specifically at the capital structuring lever, the management team and the Sasol board of directors ("Board") evaluated the Company's progressive dividend policy, which had been introduced to maintain or improve dividends in line with the Company's anticipated sustainable growth in earnings.

The Company's dividend policy takes into consideration various factors, including overall market and economic conditions, the Group's financial position, capital investment plans as well as earnings growth.

In the context of a low oil price environment, the Group's earnings will be negatively impacted. The current macroeconomic conditions have therefore necessitated a reassessment of the Company's progressive dividend policy.

At a special meeting of the Sasol Board, the directors approved a change in the Company's dividend policy. The revised policy is based on a dividend cover range, which will be similar to the dividend cover rates applied during the 2008 to 2014 financial years.

The Board considers that, in the current environment, this revised dividend policy, together with the other components of the Response Plan, will provide sufficient flexibility for the Company to manage its balance sheet. This will also allow the Group to execute its growth programme while continuing to return value to shareholders through dividend payouts.

Another important component of the Company's Response Plan efforts is the ongoing refinement of its operating model, and the further optimisation of its management structures to ensure greater focus and efficiency while enabling additional cost reductions.

To this end, earlier this month, Sasol announced changes to its top management structures. The Company has also decided to combine two of its reportable segments, Southern Africa Energy and International Energy, and their associated management structures, into one segment, now called Energy.

Given this decision, Sasol's segmental reporting will now consist of six reportable segments: Mining, Exploration and Production
International, Energy, Base Chemicals, Performance Chemicals, and
Group Functional Support.

Sasol will be announcing its results for the first half of the 2015 financial year on 9 March 2015. The interim dividend will be announced at the same time, and the segment information contained in these results will be disclosed on this revised basis.

18 February 2015
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date February 18, 2015			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary